Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax Robert W. Sweet, Jr. 617 832 1160 direct RWS@foleyhoag.com

January 9, 2015

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Zosano Pharma Corporation Registration Statement on Form S-1 Originally filed June 24, 2014 File No. 333-196983

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Zosano Pharma Corporation (the “Company”) related to the above-referenced filing (the “Registration Statement”), and is submitted together with the Company’s pre-effective Amendment No. 6 (“Amendment No. 6”) to the Registration Statement in accordance with the Securities Act of 1933, as amended. As a courtesy to the Staff, two hard copies of Amendment No. 6 will be provided under separate cover, along with two additional hard copies that have been marked to show the changes effected in Amendment No. 6 as compared to the Registration Statement, as amended to date.

Amendment No. 6 is being filed for the purpose of including a bona fide estimate of the initial public offering price range for the Company’s common stock, updates the executive compensation disclosure to reflect 2014 compensation, and reflects other changes to the Registration Statement, as indicated in the marked materials being provided under separate cover.

Please be advised that the Company intends to commence its road show on Tuesday, January 20, 2015 and expects to request acceleration and price the offering on Monday, January 26 or Tuesday, January 27, 2015. A formal acceleration request will follow in due course. Any help the Staff can provide in meeting this schedule will be most appreciated.

ATTORNEYS AT LAW	BOSTON | WASHINGTON | PARIS | FOLEYHOAG.COM

Mr. Jeffrey P. Riedler

January 9, 2015

We acknowledge that the Staff is in the process of reviewing the Company’s Confidential Treatment Request dated December 10, 2014.

Should the Staff have any comments or questions, please feel free to contact me at (617) 832-1160 or in my absence, Jeffrey Quillen at (617) 832-1205 or Joel Needleman at (617) 832-3097.

Thank you for your continued courtesy and assistance.

Sincerely,

/s/ Robert W. Sweet, Jr.
Robert W. Sweet, Jr.

cc:	Mr. Vikram Lamba (Zosano Pharma Corporation)